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                        GENEREX BIOTECHNOLOGY CORPORATION



March 7, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.   20549

Re:   Generex Biotechnology Corporation
      Request for Withdrawal of Amendment No. 1 to Registration Statement On Form S-3 filed on January 21, 2005 (File No. 333-121456)
      Accession No. 000950116-05-000234

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Generex Biotechnology Corporation (the "Company") requests the withdrawal of the Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-121456) that was filed with the Securities and Exchange Commission on January 21, 2005. This Amendment No. 1 to the Registration Statement was inadvertently submitted under the wrong SEC file number. The amendment should have been filed as a pre-effective amendment to Registration Statement on Form S-3, File No. 333-121309. The Company is filing a Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-121309) on or about the time of this letter, and will request by separate acceleration request effectiveness of that post-effective amendment.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Gary A. Miller of Eckert Seamans Cherin & Mellott, our outside counsel, at 215-851-8472.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION


By:                Mark A. Fletcher
   ------------------------------------------------
   Mark A. Fletcher
   Executive Vice-President and General Counsel
   Generex Biotechnology Corporation